

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 17, 2016

<u>Via E-Mail</u>
Mary Ellen Schloth
President
Results-Based Outsourcing, Inc.
Wework Commons
South Station
745 Alantic Ave.
Boston, MA 02111

> **Re:** **Results-Based Outsourcing, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 29, 2016**
> **File No. 333-209836**

Dear Ms. Schloth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

Prospectus Summary, page 6

2.  We note your revised disclosure references that you have two independent contractors providing consulting services; however, on page 23, you disclose you only have one independent contractor agreement with the spouse of your chief executive officer. Please reconcile this disclosure to clarify if there is a second contractor and if so, please identify the contractor, differentiate the services that are provided by this contractor, describe the

nature of your relationship and compensation arrangements, and file any material contract you have with this independent contractor.

3. We note the contract with Mr. Schloth contemplates additional payments beyond the $5,000 per month base payment for services. In addition, on page 53, you attribute some of these fees as compensation for client referrals. Please disclose more fully the expected services and referrals included in this base payment. In addition, because additional payments will be at the discretion of your sole officer who is the spouse of Mr. Schloth, please describe the method by which these additional payments may be determined. Please also include this compensation structure in the risk factor pertaining to conflicts of interest with the consultant.

Description of Property, page 42

4. We note that you have one location listed in this section; however, your website discloses that your main office is located at 2490 Blackrock Turnpike #344, Fairfield CT 06825. Please include this property and any other properties that should be disclosed pursuant to Item 102 of Regulation S-K.

Certain Relationships and Related Transactions, page 53

5. We note your response to comment 12 of our letter dated March 28, 2016; however, we do not see the method used to evaluate fairness, as set forth in the policy laid out on page 53. In addition, we note your risk factor on page 11 that arrangements with your consultant may not be considered arm's length. You have also added the loan to MLF to this section which, as a loan to your sole officer bearing no interest, does not appear to comply with your policy under Delaware General Corporation Law. Therefore, we reissue comment 12 and ask that you disclose how you determined the fairness of the related party transactions disclosed in this section.

Exhibits

6. We note your response to comment 15 of our letter dated March 28, 2016; however, we are unable to agree with your conclusion that the client contracts are not required to be disclosed under Item 601(10)(ii)(B). You have disclosed that your independent auditors have raised substantial doubt about your ability to continue as a going concern and that you are dependent on your revenue stream to operate for the next 12-14 months (with any loss of clients accelerating your loss of available capital to continue operations). Given the high percentage of your revenue stream derived from these clients and the company's dependence on these contracts to remain operational in the short term, we continue to believe they are material contracts. Please file these contracts as exhibits to your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3729 with any other questions.

Sincerely,

/S/ Craig E. Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and
Construction